On November 1, 2025 (the “validation effective time”), the Pricing and Finance Committee of the Board of Directors (the “Board”) of Strategy Inc (the “Company”) adopted resolutions (the “Ratification”) approving the ratification of the issuance of an aggregate 444,634 of the Company’s 10.00% Series A Perpetual Stride Preferred Stock, $0.001 par value per share (the “STRD Stock”) (the “Specified Shares”) that were sold pursuant to the Company’s STRD Stock at-the-market offering program (the “STRD ATM”) pursuant to Section 204 of the Delaware General Corporation Law (the “DGCL”). The Specified Shares may constitute shares of putative stock (within the meaning of Section 204 of the DGCL) insofar as the resolutions authorizing the sale of shares of STRD Stock under the STRD ATM required that sales be made subject to certain offering parameters to which the Specified Shares did not meet. The issuance of such shares occurred between the dates of August 22, 2025 and October 28, 2025.

Any claim that the STRD ATM issuances or the Specified Shares ratified under Section 204 of the DGCL is void or voidable due to the failure of authorization, or that the Court of Chancery should declare in its discretion that a ratification in accordance with Section 204 of the DGCL not be effective or be effective only on certain conditions, must be brought within the later of 120 days from the validation effective time and the date of filing of this Quarterly Report on Form 10-Q.